EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Six months Ended June 30, 2004

Net income from continuing operations, less preferred dividends	$66,570
Preferred dividends	16,001
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(5,733)
Minority interest in earnings of common unitholders	7,074
Interest expense	65,169
Earnings before fixed charges	$149,081

Interest expense	$65,169
Interest costs capitalized	2,760
Total fixed charges	67,929

Preferred dividends	16,001
Total fixed charges and preferred dividends	$83,930

Ratio of earnings to fixed charges	$2.19

Ratio of earnings to combined fixed charges and preferred dividends	$1.78